July 12, 2005


Mr. Brian McAllister
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:  Versatech USA Inc.
                 Form 10-KSB/A for the Year Ended
                 December 31, 2004
                 Filed April 28, 2005
                 File No.  0-22729

Dear Mr. McAllister:

     In reference to our telephone conversation on this day concerning Versatech USA Inc. correspondence file dated July 8, 2005. This letter will be submitted as a supplemental file containing omitted responses from aforementioned correspondence file.

          The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

          The Company acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

<STEVE KRAKONCHUK>
Steve Krakonchuk
Chairman & CEO
Versatech USA